Exhibity 99.1

Roan Holdings Group Co., Ltd. Announces Appointment of Junfeng Wang as Chairman, Zhigang Liu Resigns from His Position as Chairman of the Board Due to Personal Reasons

BEIJING and HANGZHOU, China, August 12, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. ("Roan" or the "Company") (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, today announced the appointment of Mr. Junfeng Wang as Chairman of the Board. Mr. Wang is the Chief Executive Officer of the Company. Simultaneously with the appointment, Mr. Zhigang Liu resigned from his position as Chairman of the Board due to personal reasons.

Mr. Wang has over 15-year experience in product research and development, corporate management. He has expertise in the IT and internet industry and in the structuring and design of internet-related products. He was appointed Chief Executive Officer of the Company since August 10, 2020, worked as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the same type of technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. He holds an MBA degree from Beijing University of Posts and Telecommunication.

Mr. Wang commented: “I am excited to chair the Board and look forward to leveraging my expertise to dedicate fully to driving the development of the Company with my team. We will further reform Roan’s strategic and management structure and enable the Company to be better prepared to serve our clients, deliver outstanding returns to our investors.”

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF)is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises ("MSMEs") in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing, Urumqi and Tianjin. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)